[Letterhead of Sutherland Asbill & Brennan LLP]

March 22, 2012

VIA EDGAR

Mr. Dominic Minore

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fifth Street Finance Corp.

Registration Statement on Form N-2 Filed on March 22, 2012

Dear Mr. Minore:

On behalf of Fifth Street Finance Corp. (the “Company”), we hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Company’s shelf registration statement on Form N-2, filed with the Commission on March 22, 2012 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in (i) the Company’s shelf registration statement on Form N-2 (File No. 333-178391), initially filed with the Commission on December 9, 2011 and declared effective, as amended, on February 10, 2012, and (ii) the Company’s post-effective amendment no. 9 to its shelf registration statement on Form N-2 (File No. 333-166012), declared effective on February 10, 2012, except for the inclusion of debt securities and warrants to purchase shares of common stock or debt securities, which the Company may offer from time to time, and the terms and manner of such proposed offerings.

*        *        *

Mr. Dominic Minore

March 22, 2012

If you have any questions or additional comments concerning the foregoing, please contact Steven B. Boehm at (202) 383-0176, or the undersigned at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

cc:	Steven B. Boehm
Bradford J. Sayler